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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

   Certification and notice of Termination of Registration under Section 12(g)
         of the Securities Exchange Act of 1934 or Suspension of Duty to
           File Reports Under Sections 13 and 15(d) of the Securities
                              Exchange Act of 1934.

                   Commission File Number         0-23643
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                     Republic Banking Corporation of Florida
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             (Exact name of registrant as specified in its charter)

      2800 Ponce de Leon Blvd., Coral Gables, Florida 33134 (305) 774-5197
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  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                          $.01 par value common stock
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            (Title of each class of securities covered by this Form)

                                      None
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        (Titles of all other classes of securities covered by this Form)

                                      None
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  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

       Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

   Rule 12g-4(a)(1)(i)        [X]                Rule 12h-3(b)(1)(ii)      [ ]
   Rule 12g-4(a)(1)(ii)       [ ]                Rule 12h-3(b)(2)(i)       [ ]
   Rule 12g-4(a)(2)(i)        [ ]                Rule 12h-3(b)(2)(ii)      [ ]
   Rule 12g-4(a)(2)(ii)       [ ]                Rule 15d-6                [X]
   Rule 12h-3(b)(1)(i)        [ ]

         Approximate number of holders of record as of the certification or notice date:

None. Effective 2:01 p.m. Eastern Time on July 16, the Registrant merged (the "Merger") with Republic Acquisition Coporation a newly formed, wholly owned subsidiary of Union Planters Bank, National Association ("UPBNA"), of which Registrant was the surviving corporation resulting from the Merger. Effective 2:02 p.m. on July 16, 1999 the Registrant was dissolved (the "Dissolution") and all of its assets and liabilities were distributed to its sole shareholder, UPBNA, in complete cancellation of the outstanding shares of Registrant's common stock.

         Pursuant to the requirements of the Securities Exchange Act of 1934, UPBNA, as successor to the Registrant, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:      July 23, 1999               By: /s/  E. JAMES HOUSE, JR.
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                                             E. James House, Jr.
                                             Secretary of Union Planters Bank,
                                                National Association,
                                             Successor to the Registrant

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall by typed or printed under the signature.